UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 001-38329

NEWMARK 401(k) PLAN
(Full title of the plan)

NEWMARK GROUP, INC.
125 Park Avenue
New York, New York 10017
(Name of issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

NEWMARK 401(k) PLAN FORM 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants,
The Administrative Committee of the Newmark 401(k) Plan, and
The Board of Directors of Newmark Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Newmark 401(k) Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2021.

New York, New York
June 27, 2024

NEWMARK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
Assets:
Participant-directed investments at fair value	$189,584,080	$148,580,768
Participant-directed investments at contract value	48,398,281	41,651,551
Participant contribution receivables	18,258	27,735
Employer contribution receivables	3,661,590	2,496,508
Notes receivable from participants	3,060,356	2,403,325
Total assets	$244,722,565	$195,159,887

Liabilities
Other liabilities	—	1,800
Total liabilities	$—	$1,800
Net assets available for benefits	$244,722,565	$195,158,087

The accompanying notes are an integral part of these financial statements.

NEWMARK 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2023
Additions:
Contributions:
Participant contributions	30,101,660
Employer contributions	3,744,936
Rollover contributions	5,865,757
Total contributions	39,712,353
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	25,420,843
Interest and dividends	3,172,063
Net investment gain (loss)	28,592,906
Other income:
Interest on notes receivable from participants	209,081
Other	976
Total other income	210,057
Total additions	$68,515,316
Deductions:
Distributions to participants	$18,516,079
Administrative expenses	434,759
Total deductions	$18,950,838
Net increase (decrease) in net assets available for benefits	$49,564,478
Net assets available for benefits, beginning of period	195,158,087
Net assets available for benefits, end of period	$244,722,565

The accompanying notes are an integral part of these financial statements.

NEWMARK 401(k) PLAN
Notes to Financial Statements

(1)    Description of Plan

The following description of the Newmark 401(k) Plan (the “Plan”), provides general information concerning the Plan. Participants should refer to the Plan document and the Plan’s summary plan description for a more complete description of the Plan’s provisions.

Introduction — On November 1, 2020, the Plan was established as a spin-off from and continuation of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P., and their Affiliates (previously the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates) (the “Prior Plan”). During November 2020, initial funding of $157,717,482 was transferred to the Plan from the Prior Plan.

General — The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is sponsored by Newmark Group, Inc. (the “Company”).

The trustee for the Plan is Delaware Charter Guarantee & Trust Company, d/b/a Principal Trust Company (“Principal Trust” or the “Trustee”) and provides custody of assets, trading, income collection, contribution deposit processing and paying agent services. The trustee is legally responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and generally performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Principal Life Insurance Company is the Plan’s recordkeeper.

Committees — The Plan is administered by the Administrative Committee of the plan, which functions as the Plan’s “named fiduciary” and “plan administrator,” as those terms are defined in ERISA.

The Administrative Committee has the authority, in its sole discretion, to interpret the Plan, to develop rules and regulations to carry out the provisions of the Plan, to make factual determinations, and to resolve questions relating to eligibility for and the amount of benefits. The Administrative Committee is also responsible for decisions relating to the control and management of Plan assets, including the appointment of an investment manager, SageView Advisory Group, LLC, to select and monitor the investment alternatives under the Plan, each as described in “Accounts.”

Eligibility — All employees of the Company are eligible to participate in the Plan upon hire and upon reaching the age of 21, except interns unless they have completed 1,000 hours within 12 months (hours accrued prior to the spin-off from the prior plan count towards this minimum), individuals classified by the Company as independent contractors, leased employees, employees covered under a collective bargaining agreement (unless it specifically provides for participation in the plan) and non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met or by being automatically enrolled.

Participant Contributions — Each eligible employee will automatically be enrolled in the plan to make a 6% pre-tax contribution to the plan unless and until the eligible employee elects otherwise. Eligible employees may elect to contribute from 1% to 80% of their compensation to the Plan in the form of pre-tax contributions, Roth contributions, and/or after-tax contributions. The combined amount of a participant’s pre-tax and Roth contributions may not exceed a statutory limit ($22,500 and $20,500 for 2023 and 2022, respectively, subject to adjustment in future years for cost-of-living increases in accordance with the Internal Revenue Code (“IRC” or the “Code”)). The Plan permits rollover contributions. Additionally, the Plan permits participants age 50 and over to make catch-up contributions of up to $7,500 for 2023, $6,500 for 2022. In addition, there are other limitations set forth in the IRC, which the Plan must satisfy. Contributions amounting to $1,800, which were in excess of IRC limitations related to the 2022 Plan year were refunded to the participants by May 23, 2023. There were no such contributions in excess to the IRC limitations related to the 2023 Plan year. Excess contributions are recorded as a liability within the Statements of Net Assets Available for Benefit.

Company Contributions — Effective January 1, 2021, the Company makes matching contributions (“Match Contributions Account”) to be allocated to eligible Plan participants (“Match Eligible Participant”) who participate in the Plan and are actively making contributions, including Roth contributions. Matching contributions by the Company are paid in the first quarter following the plan year.

A “Match Eligible Participant” is a participant who meets the following requirements: (a) the participant is an employee of the Company employed in a role other than that of a broker or originator; (b) the participant does not have compensation (without regard to the Code Section 401(a)(17)(B) limit) in excess of $500,000 during the Plan year; and (c) the participant is employed by the Company on December 31 of the Plan year, has not previously either provided to or received from an employer notice of termination of employment and completed 1,000 hours of service during such Plan Year; and (d) the participant is not a Client-Site participant receiving a Client-Site matching contribution. In the first year, and every year thereafter, a participant is a Match Eligible Participant, he or she is eligible to receive a 20% fully vested matching contribution, and an additional 20% each year, up to 3% of his or her cash compensation up to $150,000, per year, receiving 100% by the fifth year. The matching contribution is based on the percentage of compensation contributed by each Match Eligible Participant. Each Match Eligible Participant’s matching contribution is invested the same way as the participant’s investment elections. If a participant does not elect an investment option, all contributions are invested in the Moderate Risk Retire View Model based on the participant's age.

The total annual match that Newmark made to the plan for the year ended December 31, 2023 was $3,734,892, consisting of $3,661,581 Newmark Class A common stock made on March 26, 2024, and $73,311 cash made throughout 2023. The total annual match that Newmark made to the plan for the year ended December 31, 2022 was $2,578,601 of cash and was made on April 21, 2023.

Certain other eligible employees that are covered by a real estate and facilities management agreement between the Company and a client of the Company (“Client-Site Agreement”) are entitled to matching contributions into the Plan. The matching contributions are funded by the client of the Company as the principal duties of the employee consist of performing services for the client.

Investment Options — Participants direct the investment of their contributions into the various investment options offered by the Plan. As of December 31, 2023 and 2022, investment options include various mutual funds, various pooled separate accounts, an insurance contract, and the Newmark Fund (elections to invest in the Newmark Fund are subject to Newmark Group, Inc. employee trading policies). If a participant fails to direct the investment, including the investment of automatic contributions, his or her accounts are invested in the Moderate Risk Retire View Model as described below based on the participant’s age and using this allocation their contributions are invested an array of mutual funds, pooled separate accounts, and guaranteed option that are available for investment by Plan participants.

The Newmark Fund is invested Newmark Group, Inc. Class A common stock. The Newmark Fund is considered a Level 1 investment within the fair value hierarchy. The Plan does not limit the amount a participant can invest in the Newmark Fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Plan’s Trustee prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. Participants have the same voting rights in the event of a tender offer.

Vesting — Substantially all participants are immediately and fully vested in their elective deferrals, qualified non-elective contributions, rollover contributions, matching contributions covered by a Client-Site Agreement and investment earnings (losses) thereon.

Participant Accounts — Individual accounts are maintained for each Plan participant by the Trustee. Each participant’s account is credited with the participant’s contributions, any matching contributions and Plan earnings, and charged with withdrawals and allocable Plan losses and expenses (other than expenses paid by the Company). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions — Payment of benefits begins as soon as administratively practicable following termination of employment. If a participant’s account balance is more than $5,000, no distribution will be made prior to normal retirement age (later of age 59 1/2 or completion of five years of service) without the participant’s written consent. Participants may elect to defer receipt until April 1 following the later of the calendar year in which the participant attains age 70 1/2 or the calendar year in which the participant terminates employment with the Company.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant may only withdraw the amount of the immediate financial need created by the hardship and not available from other assets (excluding loans available under the Plan).

Notes Receivable From Participants — The minimum amount available to participants as a loan under the Plan is $500, and the maximum amount available will be the lesser of (i) $50,000 (reduced by a participant’s highest outstanding loan balance during the preceding 12 months), or (ii) 50% of the value of the vested portion of a participant’s account. Interest on the outstanding loans will be a commercially reasonable rate and the loans will have to be repaid within five years, except if the purpose of the loan is the purchase of a primary residence. All loans will become due and payable upon any separation from employment, other than a separation from employment on account of disability. Participant loans and accrued interest on participant loans were $3,060,356 and $2,403,325 as of December 31, 2023 and December 31, 2022, respectively, and are included in notes receivable from participants in the Statements of Net Assets Available for Benefits.

Risks and Uncertainties — The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and changes therein.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their accounts.

(2)    Summary of Significant Accounting Policies

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Benefit Payments to Participants and Beneficiaries — Benefits are recorded when disbursed.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes thereof. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value or contract value. See Note 5—“Fair Value Measurements” and Note 6—"Fully Benefit-Responsive Investment Contracts” for more information. Shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. The Newmark Fund is invested in Newmark Group, Inc. Class A common stock which is valued at its quoted market price at the end of the year (see Note 1—“Description of Plan” for more information). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

Participant contribution receivables — The notes receivables for participant contributions are the amounts deferred from payroll and not yet deposited with the trustee.

Notes Receivable From Participants — The Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and is included in Other income in the Statements of Net Assets Available for Benefits. During the year ended December 31, 2023, there was $209,081 of interest income on notes receivable from participants included in Other income in the Statement of Net Assets Available for Benefits. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022.

Excess Contributions Payable — Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan had contributions payables amounting to $1,800 to the participants for the period ended December 31, 2022 and are recorded as Other Liabilities in the Statement of Changes in Net Assets Available for Benefits. See “Participant and Company Contributions” in Note 1—“Description of Plan” for more information. There were no contributions in excess of IRC limitation refunded to Plan participants related to the 2023 Plan year.

Management Fees and Operating Expenses — Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the mutual fund on a daily basis and are not reflected separately. Management fees and operating expenses for the privately managed funds are accrued on a daily basis and are reflected in the daily unitized price and are paid on a quarterly basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Fees charged by the Plan recordkeeper, the trustee and the investment advisor are included in Administrative expenses in the Statement of Changes in Net Assets Available for Benefits. Expenses paid by the Company are excluded from these financial statements.

(3)    Exempt Party-In-Interest Transactions

Certain officers and employees of the Company, who are participants in the Plan, perform administrative services related to the operation, recordkeeping and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them. There were no such expenses paid during the year ended December 31, 2023.

Principal Trust Company is the trustee of the Plan and manages the Newmark Fund.
The Newmark Fund was valued at $3,465,836 and $2,249,496 as of December 31, 2023 and December 31, 2022, respectively (see Note 1—“Description of Plan” for more information regarding the Newmark Fund).

Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with certain U.S. Department of Labor (“DOL”) Prohibited Transaction Class Exemptions.

(4)    Income Tax Status of Plan

The Plan has received a determination letter from the IRS dated November 29, 2021, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5)    Fair Value Measurements

The FASB guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB guidance are as follows:
•Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.
•Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments.

	Investments at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$114,114,471	$—	$—	$114,114,471
Pooled separate accounts	72,003,773	—	—	72,003,773
Newmark Fund (a)	3,465,836	—	—	3,465,836
Total	$189,584,080	$—	$—	$189,584,080

	Investments at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$90,300,469	$—	$—	90,300,469
Pooled separate accounts	56,030,803	—	—	56,030,803
Newmark Fund (a)	2,249,496	—	—	2,249,496
Total	$148,580,768	$—	$—	$148,580,768
(a)    See Note 1—“Description of Plan” for more information about the Newmark Fund.

There have been no significant changes in the valuation techniques nor have there been any transfers between levels during the periods ended December 31, 2023 and December 31, 2022.

Investments are classified within Level 1 of the valuation hierarchy where quoted market prices are available in an active market. Level 1 investments include common stock and mutual funds. Mutual funds are valued at the daily closing price as reported by the fund. They are open-ended and registered with the SEC and deemed to be actively traded. Investments in the Newmark Fund are valued at the closing price reported on NASDAQ, elections to invest in or sell any investments in the Newmark Fund are subject to Newmark Group, Inc. employee trading policies.

Pooled Separate Accounts ("PSAs") have investment option names but do not have ticker symbols and NAVs are not available on an exchange. The NAV is the basis for current transactions and the PSA can be redeemed at NAV as of the measurement date. Therefore, PSAs have a “Readily Determinable Fair Value". The NAV is calculated in a manner consistent with GAAP in accordance with investment company measurement principles and therefore are included in Level 1.

(6)    Fully Benefit-Responsive Investment Contracts

The Plan holds an investment in The Principal Guaranteed Option. This contract meets the fully benefit-responsive investment contract (“FBRC”) and as such, ASU 2015-12 states that FBRCs should be measured, presented and disclosed only at contract value and fair value information is not required. Contract value is the relevant measure for FBRC contracts. This represents the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract value of the Principal Guaranteed Option was $48,398,281 and $41,651,551 as of December 31, 2023 and December 31, 2022, respectively.

The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1.0%. The crediting rate is reviewed on a semi-annual basis for resetting. The contract cannot be terminated before the scheduled maturity date.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuers’ ability to meet their financial obligations. The issuers’ ability to meet their contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuers. These events may be different under each contract. Examples of such events include the following:
•The Plan’s failure to qualify under Section 401(a) of the Code or the failure of the trust to be tax-exempt under Section 501(a) of the Code
•Premature termination of the contracts
•Plan termination or merger
•Changes to the Plan’s prohibition on competing investment options
•Bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) that significantly affect the Plan’s normal operations

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuers to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

•An uncured violation of the Plan’s investment guidelines
•A breach of material obligation under the contract
•A material misrepresentation
•A material amendment to the agreements without the consent of the issuer

(7)    Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2023	2022
Net assets available for benefits per the financial statements	$244,722,565	$195,158,087
Excess contribution	—	1,800
Net assets available for benefits per the Form 5500	$244,722,565	$195,159,887

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income (loss) per the Form 5500 for the period ended December 31, 2023:

December 31,
2023
Net increase (decrease) in net assets available for benefits per the financial statements	49,564,478
Prior year excess contribution	(1,800)
Net income (loss) per the Form 5500	$49,562,678

(8)    Other Matters

During the period ending December 31, 2023, there were no contributions and loan payments which were not transmitted to the recordkeeper in the time period as described in 29 CFR 2510.3-102 During the periods ending December 31, 2022, contributions and loan payments totaling $5,235,947 were not transmitted to the recordkeeper in the time period as described in 29 CFR 2510.3-102.

On August 4, 2022, Newmark took corrective action and deposited $14,921 of lost earnings on the delinquent participant contribution and loan repayments, as calculated by the DOL, to the trust. In addition, on June 9, 2023, Newmark filed a Form 5330 for each of the plan years ending December 31, 2022 and December 31, 2021, and remitted the applicable excise taxes to the Internal Revenue Service (IRS).

(9)    Subsequent Events

The Plan evaluated events through the date the financial statements were issued and determined there have not been any events that have occurred that would require additional adjustment to or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE
NEWMARK 401(k) PLAN
Plan Number 001
Employer Identification Number (EIN) 81-4467492
Form 5500, Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year)
As of December 31, 2023

(A)	(B)	(C)	(D)	(E)
	Identity of issue, borrower, lessor or similar party.	Description of investment including maturity date, rate of interest, collateral, par or maturity value.	Cost**	Current Value
	Artisan	Registered Investment Company Artisan Small Cap Inst Fd	—	$4,363,341
	BlackRock	Registered Investment Company BlackRock Md-Cp Gr Eq K Fd	—	5,879,967
	Fidelity Investments	Registered Investment Company Fidelity 500 Index Fund	—	27,615,087
	Goldman Sachs	Registered Investment Company Goldman Sch Sm Cp Vl Ins R6 Fd	—	5,576,990
	JP Morgan Funds	Registered Investment Company JP Morgan Emerg Mkts Eq R6 Fd	—	9,445,718
	MFS Investment Management	Registered Investment Company MFS Mid Cap Value R6 Fund	—	5,650,622
*	Newmark Group, Inc.	Employer Security Newmark Group, Inc. Stock	—	3,465,836
*	Principal Life Insurance Company	Pooled Separate Accounts Prin Blue Chip SA-Z	—	24,421,154
*	Principal Life Insurance Company	Pooled Separate Accounts Prin Core Plus Bond Sep Acct-Z	—	16,838,395
*	Principal Life Insurance Company	Pooled Separate Accounts Prin Diversified Intl SA-Z	—	9,152,227
*	Principal Life Insurance Company	Pooled Separate Accounts Prin Equity Income SA-Z	—	20,518,052
*	Principal Life Insurance Company	Pooled Separate Accounts Prin Real Estate Secs SA-Z	—	1,073,945
*	Principal Life Insurance Company	Insurance Company General Principal Guaranteed Option	—	48,398,281
	Vanguard Group	Registered Investment Company Vanguard Intl Growth Adm Fd	—	2,255,689
	Vanguard Group	Registered Investment Company Vanguard Mid Cap Index Adm Fd	—	7,078,568
	Vanguard Group	Registered Investment Company Vanguard Sm Cap Index Adm Fund	—	6,993,411
	Vanguard Group	Registered Investment Company Vanguard Ttl Bd Mkt Idx Inst	—	18,381,666
	Vanguard Group	Registered Investment Company Vgd LT Inv-Grade Bond Adm Fund	—	9,422,048
	Vanguard Group	Registered Investment Company Vgd Ttl Intl Stk Idx Inst Fund	—	11,451,365
				$237,982,362
*	Participant Loans	Range of Interest Rates Rates Range From 3.25% To 10.50%	—	3,060,356
				$241,042,718

*	Party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and is therefore not included.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Administrator of the Newmark 401(k) Plan has duly caused this annual report for the fiscal year ended December 31, 2023 to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWMARK 401(k) PLAN FOR EMPLOYEES OF NEWMARK GROUP, INC.,

/s/ Michael J. Rispoli
Name:	Michael J. Rispoli
Title:	Chief Financial Officer
Newmark Group, Inc.
Date: June 27, 2024